Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
31 Dec 08	30 Apr 09	Security	portfolio	Description
2	1	Samsung Electronics	3.1	Korea's top electronics manufacturer and a global leader in semiconductor production.
7	2	Reliance Industries	2.8	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
1	3	America Movil	2.7	Latin America's largest cellular communications provider.
6	4	Petroleo Brasileiro - Petrobras	2.7	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
3	5	China Shenhua Energy	2.7	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
4	6	Taiwan Semiconductor Manufacturing	2.2	One of the world's largest semiconductor manufacturers.
10	7	Bharti Airtel	2.0	India's leading telecommunications services provided.
8	8	Vale do Rio Doce	1.8	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
56	9	Gazprom	1.8	The largest natural gas producer and transporter in Russia.
16	10	Sasol	1.5	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.

		Total companies 1 through 10	23.3

15	11	Anhui Conch Cement	1.4	China's largest producer and seller of cement and commodity clinker.
11	12	Industrial and Commercial Bank of China	1.4	A state-owned commercial bank in China and one of the world's largest banks.
29	13	Hon Hai Precision Industry	1.2	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
14	14	Banpu	1.2	Thailand-based energy company focused on coal mining and coal-fired power generation.
9	15	AngloGold Ashanti	1.1	One of the world's largest gold producers.
12	16	Cemig	1.1	Generates and distributes electricity in the Brazilian state of Minas Gerais.
44	17	LG Electronics	1.0	Designs and manufactures appliances and home electronics.
30	18	Bank of China	1.0	One of China's largest commercial banks.
23	19	China National Offshore Oil	1.0	Explores for and produces offshore oil and gas. Among China's largest oil producers.
22	20	Rosneft	0.9	Russian energy company focused on oil and gas exploration.

		Total companies 1 through 20	34.6

This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Top holdings by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	30 Apr 09	30 Apr 09		31 Dec 08	30 Apr 09	30 Apr 09
ENERGY	13.9	15.9	14.3	FINANCIALS	9.6	11.8	22.0
Reliance Industries		2.8		Industrial and Commercial Bank of China		1.4
China Shenhua Energy		2.7		Bank of China		1.0
Petroleo Brasileiro - Petrobras		2.7		Bumiputra-Commerce Holdings		0.7
Gazprom		1.8		DLF Ltd.		0.7
Sasol		1.5		Grupo Financiero Inbursa		0.7
Banpu		1.2		China Overseas Land & Investment		0.6
OTHERS		3.2		OTHERS		6.7
				INFORMATION TECHNOLOGY	12.0	12.6	12.8
				Samsung Electronics		3.1
MATERIALS	11.9	10.1	13.6	Taiwan Semiconductor Manufacturing		2.2
Vale do Rio Doce		1.8		Hon Hai Precision Industry		1.2
Anhui Conch Cement		1.4		BYD		0.7
AngloGold Ashanti		1.1		HTC Corp.		0.6
Taiwan Cement		0.9		OTHERS		4.8
OTHERS		4.9

				TELECOMMUNICATION SERVICES	16.4	13.6	10.3
INDUSTRIALS	7.2	7.5	8.7	America Movil		2.7
China High Speed Transmission Equipment		0.7		Bharti Airtel		2.0
CCR		0.6		Telmex International		0.9
IJM Corp.		0.6		Telmex		0.7
Impulsora del Desarrollo y el Empleo en America Latina		0.6		Bezeq		0.6
OTHERS		5.0		Telekomunikacja Polska		0.6
				OTHERS		6.1

CONSUMER DISCRETIONARY	7.3	8.2	6.3	UTILITIES	3.7	3.3	3.8
LG Electronics		1.0		Cemig		1.1
Astra International		0.7		Energy Development Corp.		0.6
Shangri-La Asia		0.7		OTHERS		1.6
Hyundai Mobis		0.5
OTHERS		5.3		OTHER	1.3	1.5	0.0
				Baring Vostok Capital Partners		0.4
CONSUMER STAPLES	6.2	6.5	5.5	OTHERS		1.1
Fomento Economico Mexicano		0.7
AmBev		0.6		Total equity	90.3	91.6	100.0
Kimberly-Clark de Mexico		0.5		Total fixed income	2.7	1.6
OTHERS		4.7		Total cash and equivalents	7.0	6.8
				Total assets	100.0	100.0
HEALTH CARE	0.8	0.6	2.7
Bumrungrad Hospital		0.3
OTHERS		0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02	31 Dec 03	31 Dec 04	31 Dec 05	31 Dec 06	31 Dec 07	31 Dec 08	30 Apr 09	30 Apr 09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	20.3	20.5
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	11.3	13.8
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	7.8	4.1
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	1.2	1.4
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.1
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.6
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	16.4	13.4
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	8.1	6.7
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	3.3	3.1
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	2.0	1.7
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.6	1.4
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.2	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	35.4	44.7
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	8.2	14.2
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	18.7	17.4
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	7.2	13.1
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	1.3	0.0

EUROPE/MIDDLE EAST/ AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	15.3	21.4
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	4.6	5.7
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	4.6	7.8
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	1.5	3.1
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	0.8	1.2
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.4	1.5
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.3	0.4
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.7	0.6
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	1.0	0.7
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.4
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.1	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	4.2	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	91.6	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	1.6
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	6.8
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	30 Apr 09	30 Apr 09		31 Dec 08	30 Apr 09	30 Apr 09
LATIN AMERICA	21.2	20.3	20.5	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	15.3	21.4
BRAZIL	10.3	11.3	13.8	SOUTH AFRICA	6.5	4.6	7.8
MEXICO	8.9	7.8	4.1	RUSSIAN FEDERATION	3.1	4.6	5.7
CHILE	1.8	1.2	1.4	ISRAEL	1.6	1.5	3.1
REPUBLIC OF COLOMBIA	0.1	0.0	0.6	TURKEY	0.9	1.4	1.5
PERU	0.1	0.0	0.5	POLAND	0.7	0.8	1.2
ARGENTINA	0.0	0.0	0.1	EGYPT	1.1	1.0	0.7
				CZECH REPUBLIC	0.3	0.7	0.6
SOUTHEAST ASIA	16.1	16.4	13.4	HUNGARY	0.2	0.3	0.4
INDIA	7.9	8.1	6.7	MOROCCO	0.1	0.1	0.4
MALAYSIA	2.8	3.3	3.1	CROATIA	0.1	0.1	0.0
INDONESIA	2.3	2.0	1.7	SULTANATE OF OMAN	0.2	0.2	0.0
THAILAND	2.0	1.6	1.4
PHILIPPINES	1.0	1.2	0.5
PAKISTAN	0.0	0.1	0.0	OTHER[2]	3.6	4.2	0.0
SRI LANKA	0.1	0.1	0.0

FAR EAST ASIA	34.6	35.4	44.7	Total equity	90.3	91.6	100.0
CHINA	19.3	18.7	17.4	Total fixed income	2.7	1.6
SOUTH KOREA	7.3	8.2	14.2	Total cash and equivalents	7.0	6.8
TAIWAN	7.0	7.2	13.1	Total assets	100.0	100.0
HONG KONG	1.0	1.3	0.0

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.6% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.6% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 April 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
Lifetime return
Cumulative%	1,751.79	2,845.05	__	__
Annualized%	13.58	15.91	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 April 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 April 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
February	-3.42	-3.42	-5.51	-5.43	2nd qtr.	-10.98	-10.98	-10.34	-9.64
March	11.50	11.50	14.11	14.35	3rd qtr.	7.65	7.65	7.39	8.14
1st qtr.	2.65	2.65	0.74	1.18	4th qtr.	13.66	15.44	16.81	17.24
April	14.88	14.88	16.93	17.29	Year 2004	18.87	20.74	22.45	25.55
Lifetime return
Cumulative%	1,751.79	2,845.05	__	__
Annualized%	13.58	15.91	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 31 May 1986 - 30 April 2009)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1 January 1988.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 30 November 2007 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of 31 March 2009

	Calendar
	YTD
	30 Apr 09	Q109	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	18.21	2.84	-43.90	-3.90	9.23	9.64	6.71	13.76	16.93
- net of operating expenses	17.92	2.65	-44.33	-4.58	8.47	8.87	5.93	12.83	15.91

MSCI Emerging Markets IMI with net dividends reinvested	18.67	1.18	-47.25	-8.37	5.76	7.80	3.23	9.15	11.15

MSCI World Index with net dividends	-1.87	-11.82	-42.30	-13.41	-3.10	-1.86	4.00	4.50	6.83

MSCI EAFE Index with net dividends	-2.82	-13.92	-46.39	-14.29	-1.95	-0.61	2.48	2.57	6.08

S&P 500 Index with income reinvested	-2.49	-11.01	-38.08	-13.06	-4.77	-3.00	5.89	7.38	8.10

Lifetime: 31 May 1986 - 30 Apr 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 30 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of 31 March 2009

	Calendar
	YTD
	30 Apr 09	Q109	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	18.21	2.84	-43.90	-3.90	9.23	9.64	6.71	13.76	16.93
- net of operating expenses	17.92	2.65	-44.33	-4.58	8.47	8.87	5.93	12.83	15.91

MSCI Emerging Markets IMI with net dividends reinvested	18.67	1.18	-47.25	-8.37	5.76	7.80	3.23	9.15	11.15

MSCI World Index with net dividends	-1.87	-11.82	-42.30	-13.41	-3.10	-1.86	4.00	4.50	6.83

MSCI EAFE Index with net dividends	-2.82	-13.92	-46.39	-14.29	-1.95	-0.61	2.48	2.57	6.08

S&P 500 Index with income reinvested	-2.49	-11.01	-38.08	-13.06	-4.77	-3.00	5.89	7.38	8.10

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Lifetime: 31 May 1986 - 30 Apr 2009
Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Net of operating expenses total return percentages are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from 30 May 1986 through 31 December 1987, MSCI Emerging Markets Index with gross dividends reinvested through 31 December 2000, MSCI Emerging Markets Index with net dividends reinvested through 30 November 2007, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)
MSCI EAFE with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International Sarl)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	31 Dec 08	30 Apr 09	30 Apr 09		31 Dec 08	30 Apr 09	30 Apr 09
ENERGY	13.9	15.9	14.3	HEALTH CARE	0.8	0.6	2.7
ENERGY EQUIPMENT & SERVICES	0.2	0.7	0.2	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	15.2	14.1	HEALTH CARE PROVIDERS & SERVICES	0.7	0.5	0.2
MATERIALS	11.9	10.1	13.6	PHARMACEUTICALS	0.1	0.1	2.4
CHEMICALS	0.6	0.3	2.8	FINANCIALS	9.6	11.8	22.0
CONSTRUCTION MATERIALS	3.3	3.2	1.3	COMMERCIAL BANKS	4.8	7.4	14.0
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.5	0.5	0.3
METALS & MINING	7.2	6.1	9.0	DIVERSIFIED FINANCIAL SERVICES	0.5	0.4	1.6
PAPER & FOREST PRODUCTS	0.8	0.5	0.4	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	7.2	7.5	8.7	CAPITAL MARKETS	0.0	0.0	0.9
AEROSPACE & DEFENSE	0.1	0.1	0.2	INSURANCE	0.5	0.4	2.7
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.2
CONSTRUCTION & ENGINEERING	2.8	3.1	2.0	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	3.0	2.2
ELECTRICAL EQUIPMENT	1.2	1.3	0.8
INDUSTRIAL CONGLOMERATES	0.6	0.6	1.9	INFORMATION TECHNOLOGY	12.0	12.6	12.8
MACHINERY	0.6	0.6	1.3	INTERNET SOFTWARE & SERVICES	2.3	2.2	0.6
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.3	IT SERVICES	0.4	0.4	1.1
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.1	SOFTWARE	0.4	0.6	0.5
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.3
AIRLINES	0.1	0.1	0.3	COMPUTERS & PERIPHERALS	0.8	1.1	1.9
MARINE	0.1	0.0	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	2.8	2.5
ROAD & RAIL	0.3	0.4	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.5	5.9
TRANSPORTATION INFRASTRUCTURE	1.3	1.2	0.7	TELECOMMUNICATION SERVICES	16.4	13.6	10.3
CONSUMER DISCRETIONARY	7.3	8.2	6.3	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	5.5	3.9
AUTO COMPONENTS	0.4	0.7	0.5	WIRELESS TELECOMMUNICATION SERVICES	9.9	8.1	6.4
AUTOMOBILES	0.3	0.7	1.1	UTILITIES	3.7	3.3	3.8
HOUSEHOLD DURABLES	0.5	1.0	1.0	ELECTRIC UTILITIES	2.9	2.5	2.1
LEISURE EQUIPMENT & PRODUCTS	0.3	0.3	0.1	GAS UTILITIES	0.0	0.0	0.4
TEXTILES, APPAREL, & LUXURY GOODS	0.4	0.6	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.3	1.6	0.6	WATER UTILITIES	0.2	0.2	0.2
DIVERSIFIED CONSUMER SERVICES	0.9	0.5	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.6	1.0
MEDIA	1.3	1.2	1.1	OTHER	1.3	1.5	0.0
DISTRIBUTORS	0.3	0.1	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	1.5	0.0
INTERNET & CATALOG RETAIL	0.0	0.0	0.1
MULTILINE RETAIL	0.6	1.0	0.5	Total equity	90.3	91.6	100.0
SPECIALTY RETAIL	1.0	0.5	0.6	Total fixed income	2.7	1.6
CONSUMER STAPLES	6.2	6.5	5.5	Total cash and equivalents	7.0	6.8
FOOD & STAPLES RETAILING	1.7	1.2	1.2	Total assets	100.0	100.0
BEVERAGES	1.0	2.2	1.1
FOOD PRODUCTS	2.0	1.7	1.9
TOBACCO	0.3	0.4	0.6
HOUSEHOLD PRODUCTS	1.2	1.0	0.4
PERSONAL PRODUCTS	0.0	0.0	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPs is a trademark owned by CFA Institute.